 Avalon Advanced Materials Inc.: Exhibit 99.1 - Filed by newsfilecorp.com
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NEWS RELEASE

November 3, 2020	No. 20-10

Avalon engages Sustainalytics to obtain ESG Risk Rating

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce it has engaged Sustainalytics, a Morningstar company, to conduct an independent audit of the Company's business practices and policies towards obtaining an Environmental, Social and Corporate Governance ("ESG") Risk Rating License.

Sustainalytics' ESG Risk Ratings provide investors with third-party validation of the company's sustainability performance, along with insights into why certain ESG issues are considered material for a company and how well a company is managing those risks. The benefits of obtaining an ESG Risk Rating include the ability to provide better access to ESG investment capital, and the ability to gain commercial benefit from the rating externally with creditors, suppliers and other stakeholders. The six-week audit and review process is expected to be completed by mid-December of this year.

Avalon President and CEO, Don Bubar, comments, "Avalon is very much on the forefront of sustainable best practices in mineral development, with a strong track record going back ten years, and a forward-thinking management team that makes sustainability a priority. Along with implementing risk and change management, Avalon integrates its sustainability objectives into its business planning, work activities and internal policies. We are pleased to be working with Sustainalytics to quantify our ESG performance, goals and opportunities for improvement. An ESG Risk Rating will be an asset to attract capital from the rapidly growing ESG investment community to advance our critical minerals projects to production."

"We are excited to work with Avalon Advanced Materials," comments Tom Eveson, Sustainalytics' Director, of Sustainable Finance Solutions, "Critical minerals are essential for the advancement of clean technology and for enabling the transition of our economies towards a more sustainable future. Avalon has been a strong advocate of sustainable mineral extraction and for meaningful inclusion of First Nations in the global supply chain of clean technology. Undertaking the process of getting an ESG Risk Rating from Sustainalytics is a terrific way to demonstrate commitment to their sustainability journey and a great way to communicate the benefits to stakeholders."

Avalon first engaged Sustainalytics (then known as Jantzi-Sustainalytics) in May 2010 to assess Avalon's sustainability performance on its Nechalacho Rare Earth Elements Project. Their report was delivered in September 2010 and the results disclosed in the Company's news release dated September 27, 2010. Sustainability performance was assessed against a number of benchmarks, including stakeholders' expectations, competitors' performance, industry average performance levels and socially responsible investor expectations. Subsequent to receiving that report, Avalon was inspired to begin producing an annual sustainability report to regularly document its performance, with its inaugural report being published in 2011. It has since become a key annual disclosure document published in late November every year along with the Company's annual audited financial statements.

About Sustainalytics

Sustainalytics, a Morningstar Company, is a leading ESG research, ratings and data firm that supports investors around the world with the development and implementation of responsible investment strategies. For more than 25 years, the firm has been at the forefront of developing high-quality, innovative solutions to meet the evolving needs of global investors. Today, Sustainalytics works with hundreds of the world's leading asset managers and pension funds who incorporate ESG and corporate governance information and assessments into their investment processes. Sustainalytics also works with hundreds of companies and their financial intermediaries to help them consider sustainability in policies, practices and capital projects. With 16 offices globally, Sustainalytics has more than 650 staff members, including more than 200 analysts with varied multidisciplinary expertise across more than 40 industry groups. For more information, visit www.sustainalytics.com.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum-Lithium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that the benefits of obtaining an ESG Risk Rating include the ability to provide better access to ESG investment capital, and the ability to gain commercial benefit from the rating externally with creditors, suppliers and other stakeholders, that the six-week audit and review process is expected to be completed by mid-December of this year and that an ESG Risk Rating will be an asset to attract capital.. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.